         Exhibit 3.1

CERTIFICATE OF AMENDMENT
OF
RESTATED CERTIFICATE OF INCORPORATION
OF
WALMART INC.
(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Walmart Inc., a Delaware corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:
    1.    Article Ninth of the Restated Certificate of Incorporation of the Corporation, as amended, is hereby amended in its entirety to read as follows:
    “NINTH: To the fullest extent permitted by the Delaware General Corporation Law as the same exists or may hereafter be amended, a director or officer of this Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director or officer, as applicable. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director or officer of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.”
    2.    The foregoing amendment to the Restated Certificate of Incorporation of the Corporation, as amended, was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

    IN WITNESS WHEREOF, the Corporation has caused this Certificate to be executed by its duly authorized officer on this 4th day of June 2026.

WALMART INC

By:	/s/ Joseph M. Ruschell
Name:	Joseph M. Ruschell
Title:	Senior Vice President and Chief Counsel, Office of the Corporate Secretary, and Assistant Secretary